NATIONWIDE LIFE INSURANCE COMPANY AND

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION

PROCEDURES FOR VARIABLE LIFE INSURANCE POLICIES PURSUANT TO

RULE 6e-2(b)(12)(ii) and 6e-3(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company, hereinafter individually and collectively referred to as “Nationwide,” in connection with the issuance of its Flexible Premium Variable Universal Life Insurance Policies (“Policy”), the transfer of assets held under the Policies, and the redemption by Policy owners of their interests in said Policies.

Unless otherwise indicated, defined terms have the same meaning given them in the prospectus.

I. PURCHASE AND RELATED TRANSACTIONS

A. Premium and Underwriting Standards

The Policy is a flexible premium variable life insurance policy. The Policy provides lifetime insurance protection for the insured named in the Policy, with a death benefit payable when the insured dies while the Policy is In Force and prior to the Maturity Date. A Policy owner may elect one of two Internal Revenue Code life insurance qualification tests and one of the death benefit options available with the particular product to calculate the amount of death benefit payable under the Policy. The Policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws which prohibit unfair discrimination among Policy owners, but allow cost of insurance rates to be based upon risk classification factors including, but not limited to, age, sex, health, occupation, and activities.

The amount of your required initial Premium payment will depend on the following factors: the initial Specified Amount, Death Benefit option elected, any Riders elected, and the Insured’s risk classification. You may pay the initial Premium to our Home Office address stated in the prospectus or to our authorized representative. The initial Premium payment must be at least $50. The initial Premium payment will not be applied to the policy until the underwriting process is complete.

B. Application and Initial Premium

Purchasers of policies must submit an application through an authorized registered representative of a broker-dealer with a selling agreement with Nationwide who is also an authorized insurance agent. Upon receipt of a completed application for a Policy in good order, Nationwide will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable.

Life insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Policy owner pays policy charges commensurate with the Insured’s mortality risks as actuarially determined using factors such as age, sex, method of underwriting and rate class of the Insured. Uniform policy charges for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there are no uniform policy charges for all Insureds, there are uniform policy charges for all Insureds of the same rate class, age, sex , issue date and Specified Amount. The underwriting process may involve verification procedures and may require that further information be provided by the applicant before a determination can be made. Nationwide will first become obligated under a Policy when the total initial premium is received or on the date the application is accepted by Nationwide, whichever is later. Administrative procedures are in place, including random audits, to ensure that Nationwide’s underwriting guidelines are being accurately applied. Underwriting criteria and procedures also apply in the pricing and approval of increases to the Specified Amount.

The initial Net Premium allocation is made by the Policy owner along with the application. Net Premium allocations must be in whole percentages and must add up to 100%. Premium is applied net of applicable charges.

If Premium is submitted with the application (or otherwise prior to issuance of a Policy), it will be held in a no interest suspense account until the underwriting process is complete. Administrative procedures are in place to provide notice and timely follow up to resolve incomplete and/or additional information required to complete processing. If timely resolution of any good order requirements for incomplete and/or additional information cannot be obtained, amounts held in suspense will be refunded according to established procedures.

After the Policy is issued, insurance coverage under the Policy will be deemed to have begun as of the Policy Date. The Policy Date is usually the date that the Policy is issued. In some instances the Policy Date is administratively backdated to save age as permitted under state insurance law. In such cases, the initial Premium will be applied to the Policy using current day pricing net of all applicable charges from the Policy Date to the current day. The Policy Date is the date used to determine Policy years, Policy months, and Policy monthly, quarterly, semi-annual and annual anniversaries.

Right to Examine and Cancel the Policy

Pursuant to state insurance law, the Policy owner may cancel the Policy during the right to examine period (“free-look”). The free-look period expires 10 days after the Policy owner receives the Policy (or longer if required by state law). The applicable free look period is stated on the face page of your Policy.

To exercise the right to cancel the Policy during the free-look period, return the Policy to the sales representative who sold it to you or return it to us at our Home Office, stated in the prospectus, along with your written cancellation request on a form we provide. Your written request must be received, if returned by means other than U.S. mail, or post-marked, if returned by U.S. mail, by the last day of the free look period. Within 7 days, we will refund the amount prescribed by the law of the state in which we issued the policy. This amount will be either the initial Premium payment (plus any additional Premium submitted during the free look period) or the Policy’s Cash Value (see section III.A for information on surrender processing). If the Policy is canceled, we will treat the Policy as if it was never issued.

Depending on the right to examine law of the state in which the policy was issued, initial Net Premium designated to be allocated to the variable investment options (“Sub-Accounts”) may not be so allocated immediately upon issuance of the Policy. If the policy was issued in a state that requires us to refund the initial Premium upon exercise of the free-look provision, we will hold all of the initial Net Premium designated to be allocated to the Sub-Accounts in the available money market Sub-Account or elected fixed account until the free-look period expires. Within two days after expiration of the free-look period, we will transfer the Cash Value allocated to the Sub-Accounts based on the allocation instructions in effect at the time of the transfer. If the policy was issued in a state that requires us to refund the Cash Value upon exercise of the free-look provision, we will allocate all of the initial Net Premium to the available money market Sub-Account or elected fixed account. Within two days, we will allocate all of the Cash Value to the designated Sub-Accounts based on the allocation instructions in effect at that time. Any initial Net Premium designated to be allocated to fixed investment options will be so allocated immediately upon issue of the Policy.

U.S. Patriot Act / Anti-Money Laundering

Before Nationwide will issue a Policy, it must take certain steps to comply with federal laws intended to combat terrorism and money laundering.

Nationwide will conduct a screen of each Policy owner name against the list maintained by the U.S. Department of Treasury’s Office of Foreign Asset Control (OFAC). If a positive identification is made, Nationwide may be required to (i) reject and report the transaction, or (ii) block the transaction, place the funds or assets in a separate blocked transaction account, and report the matter to OFAC. These procedures will also be followed in connection with loan transactions, Policy owner changes, and payment of any surrender or Death Benefit proceeds.

Nationwide will comply with all applicable requirements of the Bank Secrecy Act. Nationwide will monitor Policy transactions as outlined in our anti-money laundering program for suspicious activity and other violations of anti-money laundering laws, rules, and regulations. Nationwide will not accept cash.

C. Additional Premium Payments

The Policy is a flexible premium policy, and it provides flexibility to pay Premiums at the Policy owner’s discretion. When applying for a Policy, a Policy owner will determine a planned periodic premium that provides for the payment of level Premiums of fixed intervals over a specified period of time. Each Policy owner may request to receive a Premium reminder notice on either an annual, semi-annual, or quarterly or monthly basis, at the option of the Policy owner; however, the Policy owner is not required to pay planned periodic premiums.

Payment of the planned periodic premium will not guarantee that a Policy will remain In Force. Instead, continuation of the Policy depends upon the Policy’s Cash Surrender Value. Except to the extent the conditions of any Guaranteed Policy Continuation Provision detailed in the prospectus are met, even if planned periodic premiums are paid, the Policy will lapse any time the Cash Surrender Value less Indebtedness is insufficient to pay the current monthly deduction and a grace period expires without sufficient payment.

Additional Premium payments will be allocated according to the most recent instructions submitted in good order. Allocations must be in whole percentages and add up to 100%.

D. Premium Payment Processing

Subject to the underwriting, application, and initial Premium payment processing requirements described above, Premium payments received in good order (with instructions sufficient to permit processing) before close of the New York Stock Exchange on any day it is open for business 1 will generally be processed and valued as described in the prospectus the same day. Premium payments received in good order after close of the New York Stock Exchange or on a non-business day will generally be processed and valued the next business day. Processing and valuation of the Premium payment attributable to the variable Sub-Accounts may be postponed, however, when: the New York Stock Exchange is closed; the SEC restricts trading or declares an emergency; the SEC permits us to defer it for the protection of our Policy owners.

Processing of Premium payments is subject to the following additional administrative requirements:

1.	Premium payments received with missing or incomplete allocation instructions will be held in a no interest suspense account until complete instructions are received or refunded.

2.

Nationwide may reject or limit any Premium payment that would result in an immediate increase in the Net Amount at Risk under the Policy, although such Premium may be accepted with satisfactory evidence of insurability.

3.

Nationwide may reject or limit any Premium payment that would cause the Policy not to qualify as life insurance under Section 7702 of the Internal Revenue Code based on the Internal Revenue Code Life Insurance Qualification test elected by the Policy owner on the application.

4.

Nationwide may reject or limit any Premium payment that would cause the Policy to be or become a Modified Endowment Contract (“MEC”) under Section 7702A of the Internal Revenue Code unless the Policy owner authorizes otherwise in writing.

5.	Monitoring pursuant to the U.S. Patriot Act / Anti-Money Laundering procedures described above.

Administrative procedures are in place to ensure issues under items 1-4 that prevent application of Premium are resolved or Premium is refunded in a timely fashion. Such procedures include, notifying the Policy owner, and when appropriate the registered representative, of steps necessary to resolve the issue and permit application of the Premium payment, and monitoring of Nationwide’s suspense accounts to refund amounts that cannot be applied within established timelines.

Allocation instructions may be changed at any time while the Policy is In Force. All Premium payments and written correspondence are date and time stamped upon receipt to identify the appropriate processing date. Allocation instructions through Nationwide’s web site or voice response system (automated telephone system) are automatically identified to the date the change is made.

E. Grace Period / Policy Lapsation

If the Cash Value less Policy Indebtedness is insufficient to cover deductions and charges on a monthly payment date, Nationwide will give written notice to the Policy owner that if the amount shown in the notice (which will be sufficient to cover the deduction amount(s) due) is not paid within 61 days (the “grace period”), the Policy will lapse. The Policy will remain In Force through the grace period, but if no payment is received, it will terminate at the end of the grace period. In order to avoid termination, the Policy owner must pay an amount equal to the lesser of three times the charges and deductions due or the amount required to satisfy the guaranteed Policy continuation provision described in the prospectus, if applicable.

If the required payment is made during the grace period, for administrative purposes and deduction of unpaid charges, the Premium payment will be treated as if received the day prior to the date the Policy entered the grace period. For allocation purposes, such payment will be allocated among the variable accounts and the fixed investment options as described in Section I.D.

If the Insured dies during the grace period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the grace period, reduced by any unpaid monthly deductions and charges due and any Policy Indebtedness.

A lapsed Policy may be reinstated at any time within three years after the end of the grace period but before the Maturity Date.

F. Reinstatement

You may reinstate a Lapsed Policy by: (1) submitting a written request to reinstate the policy, on a form we provide, at any time within 3 years after the end of the Grace Period and before the Maturity Date; (2) providing any evidence of insurability that we may require; (3) paying Premium (a) sufficient to cover all policy charges that were due and unpaid during the Grace Period, plus (b) the lesser of (i) Premium sufficient to keep the policy In Force for 3 months from the date of reinstatement, or (ii) the amount required to satisfy the Guaranteed Policy Continuation Provision described in the prospectus, if applicable; and (4) repaying or reinstating any Indebtedness that existed at the end of the Grace Period.

If Nationwide approves the application for reinstatement and receives the required Premium, the effective date of a reinstated policy, including any Riders, will be the monthly anniversary date on or next following the date the application for reinstatement is approved. For allocation purposes, Net Premium will then be allocated among the variable Sub-Accounts and the fixed investment options as described in Section I.D. If the Policy is reinstated, the Cash Value on the date of reinstatement will be set equal to the lesser of (1) the Cash Value at the end of the Grace Period; or (2) the surrender charge corresponding to the Policy year in which the Policy is reinstated, as described in the prospectus.

The Premium allocation instructions that were in effect at the start of the grace period will be reinstated, unless you request otherwise in the application for reinstatement.

II. TRANSFER AMONG INVESTMENT OPTIONS

After the Right to Examine period, a Policy owner may request a transfer between investment options subject to limitations described in the prospectus to the Policy.

Transfer requests received in good order (with instructions sufficient to permit processing) before close of the New York Stock Exchange on any day it is open for business will generally be processed and valued as described in the prospectus the same day. Transfer requests received in good order after close of the New York Stock Exchange or on a non-business day will generally be processed and valued the next business day. The processing and valuation of transfers attributable to the variable Sub-Accounts may be postponed, however, when: the New York Stock Exchange is closed; the SEC restricts trading or declares an emergency; the SEC permits us to defer it for the protection of our Policy owners. 2

Good order requirements for transfers include restrictions imposed by the Wealth Guard Rider, if applicable, and described in the prospectus. Transfers to and from the fixed investment options may be limited as described in the prospectus.

In addition, transfers may be subject to restrictions designed to curtail harmful trading practices, known as “short-term trading” as described in the prospectus and in the prospectuses of the mutual funds underlying the Sub-Accounts. As disclosed in the prospectus, Nationwide has entered into agreements as required by Rule 22c-2 of the Investment Company Act of 1940 to provide information to the underlying mutual funds regarding Policy owner transfer activities and to impose restrictions requested by the fund.

The Policy owner may elect an automated dollar cost averaging or asset rebalancing program as described in the prospectus. Transfers under these programs are not counted when determining the number of transfers for purposes of short-term trading restrictions.

Administrative procedures are in place to ensure transfer requests are appropriately dated. All written correspondence and faxes are date and time stamped upon receipt to identify the appropriate processing date. Live calls to service representatives are automatically recorded with date and time and periodically monitored. Transfer instructions through Nationwide’s web site are automatically identified to the date the change is entered.

Requests are monitored for good order requirements, rider and service restrictions, and short-term trading restrictions. Such procedures include, notifying the Policy owner, and when appropriate the registered representative, of applicable restrictions and/or steps necessary to resolve the issue and permit completion or correction of the transfer instructions.

Transfer requests made through Nationwide’s internet website automatically restrict transfer selections to permitted parameters, including blocking transfers in accounts subject to short-term trading restrictions.

In accordance with industry practice, Nationwide has established procedures to address processing errors for which it is responsible, when an error is discovered it will be corrected and Nationwide will bear any loss resulting from its error.

III. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

The Policy provides for the payment of moneys to a Policy owner or beneficiary upon written request and presentation of the Policy. Generally, except for the payment of death benefits and the imposition of monthly deductions described in the prospectus, the Policy owner will receive a pro rata or proportionate share of the separate account’s assets, within the meaning of the Investment Company Act of 1940, in any transaction involving “redemption procedures.” The amount received by the Policy owner will depend upon the particular benefit for which the Policy is presented, including, for example, the Cash Surrender Value or death benefit. There are also certain Policy provisions (e.g. withdrawals or loans) under which the Policy will not be presented, but which will affect the Policy owner’s benefits and may involve a transfer of the assets supporting the Policy reserve out of the separate account.

A. Full and Partial Surrenders

Requests for full and partial surrenders must be made in writing on a form we provide as described in the prospectus.

A surrender charge may apply as described in the prospectus. Surrender charges for a particular Policy are based on the characteristics of the Insured as permitted by state insurance law. Applicable Surrender charges will be deducted from the Policy’s Cash Value at the time a surrender is processed.

Surrender requests received in good order (with instructions sufficient to permit processing) before close of the New York Stock Exchange on any day it is open for business will generally be processed and valued as described in the prospectus the same day. Surrender requests received in good order after close of the New York Stock Exchange or on a non-business day will generally be processed and valued the next business day. The processing and valuation of surrenders attributable to the variable Sub-Accounts may be postponed, however, when: the New York Stock Exchange is closed; the SEC restricts trading or declares an emergency; the SEC permits us to defer it for the protection of our Policy owners.

Surrender requests received during the Right to Examine and Cancel period will receive either the Cash Value or Premium paid in accordance with the law of the state where the Policy was issued.

Pursuant to state insurance law, payment of surrenders from the fixed investment options may be delayed for the period permitted by law up to six months from the date a request is received in good order.

Administrative procedures are in place to ensure surrender requests are appropriately dated. All written correspondence is date and time stamped upon receipt to identify the appropriate processing date. Requests are monitored for good order requirements. Such procedures include, notifying the Policy owner, and when appropriate the registered representative, of applicable steps necessary to resolve any issue and permit completion or correction of the surrender instructions.

Restoration of Surrendered Policies Without Underwriting

Pursuant to established administrative procedures to meet the requirements of state insurance law3 regarding the restoration of replaced policies, in the event of restoration of any Surrendered Policy without underwriting within a sixty day period of the date of Surrender, Nationwide will restore the policy as if it had remained in force the entire time. As a result backward pricing of the amount restored will occur, again as of the date of the Surrender, and the Policy will be treated as if it had remained in force for all purposes.

This pricing practice is part of established administrative procedure intended to permit Policy owners to restore coverage in compliance with state law requirements without incurring any applicable Surrender charge and/or having to submit to underwriting and to treat comparable Policy restorations (i.e. those for which no Surrender charges or underwriting requirements will be imposed) in the same manner for consistency of administration and equality of treatment.

If the Policy owner requests that Nationwide restore a Policy, Nationwide will process a restoration as of the date the Surrender occurred. Nationwide purchases shares on the date the restoration is processed using the Surrender values as of the date of the Surrender to determine the number of new shares to purchase. The Accumulation Units in the Sub-accounts of the Policy being restored are then restored as of a date of their cancellation. The difference, whether a gain or loss, between the value of the Sub-account on the date of the Surrender and the date of restoration is borne by Nationwide and is not passed on to any other Policy owner in the separate account.

B. Maturity Proceeds

If the Policy is In Force and the Policy owner and the Maturity Date has not been extended as described in the prospectus, Nationwide will calculate and pay the proceeds or apply them to the elected settlement option(s), Proceeds at maturity will generally be valued at the close of the New York Stock Exchange on any day it is open for business. If the Maturity Date falls on a day when the New York Stock Exchange is closed or trading is suspended or restricted such that the Sub-Accounts cannot be valued on that day, proceeds at maturity attributable to the variable Sub-Accounts will be valued as of the previous business day. The processing and valuation of the payment attributable to the variable Sub-Accounts may be postponed, however, when: the New York Stock Exchange is closed; the SEC restricts trading or declares an emergency; the SEC permits us to defer it for the protection of our Policy owners.

Pursuant to state insurance law, payment of the maturity proceeds from the fixed investment options may be delayed for the period permitted by law up to six months from the date a request is received in good order.

C. Death Claims

Upon the death of the insured, Nationwide will pay the death benefit proceeds, either in a lump sum or under a settlement option(s) offered under the Policy. The proceeds will be the death benefit under the Policy, plus any insurance proceeds provided by rider, reduced by adjustments for any outstanding Indebtedness and, if in the grace period, any overdue charges. Any monthly Policy deductions taken after the date of death will be added to the Cash Value for purposes of valuing the death benefit.

The death benefit will be valued according to the death benefit option elected and applicable life insurance test for determining the minimum death benefit under Section 7702 of the Internal Revenue Code. Pursuant to state insurance law, the death benefit is valued as of the date of the Insured’s death, regardless of the actual time of death. Proceeds upon the death of the insured will generally be valued at the close of the New York Stock Exchange on any day it is open for business. If the date of death falls on a day when the New York Stock Exchange is closed or trading is suspended or restricted such that the Sub-Accounts cannot be valued on that day, proceeds at death attributable to the variable Sub-Accounts will be valued as of the previous business day.

If required by state law, interest will be credited to the death benefit proceeds in accordance with state law.

Administrative procedures are in place to ensure death benefits are appropriately dated and the appropriate claimant identified. Requests are monitored for good order requirements which include proof of the Insured’s death and when it occurred and written instructions for payment. Such procedures include, identifying the appropriate claimant and notifying the claimant of applicable steps necessary to resolve any issue and permit completion or correction of the surrender instructions.

Other Factors That May Affect Calculation Or The Timing of Death Benefit Payment

State insurance law provides for certain instances when an insurer may delay payment of the Death Benefit or adjust the amount of such payment based on particular circumstances. The circumstances and Nationwide’s procedures for administering the Death Benefit are as follows.

Misstatement of Age or Sex

If the age or sex of the Insured has been misstated, the death benefit and Cash Value will be adjusted. The adjusted death benefit will be (1) multiplied by (2) and then the result added to (3) where:

1.	is the Net Amount at Risk at the time of the Insured’s death;

2.

is the ratio of the monthly cost of insurance applied in the policy month of death and the monthly cost of insurance that should have been applied at the true age and sex in the policy month of death; and

3.	is the Cash Value at the time of the Insured’s death.

The Cash Value will be adjusted from the Policy Date to the current date to reflect the cost of insurance charges based on the correct age and sex.

Incontestability

Nationwide will not contest the payment of the Death Benefit after the Policy has been In Force during the Insured’s lifetime for two years from the Issue Date. If the Policy is reinstated, the two-year period will be measured from the date of reinstatement. For any increase in Specified Amount requiring evidence of insurability, the Company will not contest payment of the Death Benefit based on such increase after it has been In Force during the Insured’s lifetime for two years from its effective date.

If payment of the Death Benefit is contested, payment will be delayed until a resolution is reached.

Suicide

If the Insured commits suicide, while sane or insane, within two years from the Policy Date, we will not pay the Proceeds normally payable on the Insured’s death. Instead, we will pay the Beneficiary an amount equal to all premiums paid prior to the Insured’s death, minus any Indebtedness, and minus any partial surrenders. For any increase in Specified Amount requiring evidence of insurability, if the Insured commits suicide, while sane or insane, within two years from the effective date of any such increase, we will not pay the Proceeds associated with such an increase. Instead, the amount we will pay with respect to such an increase will be limited to its cost of insurance charges.

IV. POLICY LOANS

At various points in time Policy loans will involve a form of redemption and transfers, and may involve application of loan repayments.

Pursuant to state insurance law, after the expiration of the free-look period and while the Policy is In Force, the Policy owner may take a loan against the Policy’s Cash Value. Loan requests must be submitted in writing to our Home Office stated in the prospectus. A Policy owner may borrow an amount of no more than 90% of the Cash Value allocated to the Sub-Accounts plus 100% of the Cash Value allocated to the fixed investment options less any Surrender Charge. The minimum loan amount is $200.

The amount equal to any outstanding Indebtedness is held in the Policy loan account and is credited and charged with interest at rates as stated in the Policy. The Policy owner may repay all or a part of the loan at any time while the Policy is In Force. Any payment intended as a loan repayment must be identified as such in writing otherwise it will be treated as a Premium payment.

When a Policy owner takes a loan, Nationwide will transfer Cash Value equal to the policy loan amount to the Policy loan account as collateral for the policy loan. Amounts transferred from the Sub-Accounts will be in the same proportion as the Sub-Account allocations, unless the Policy owner instructs otherwise. We will only transfer amounts from the fixed account if the loan amount exceeds 90% of the Cash Value allocated to the Sub-Accounts. Finally, if applicable, we will only transfer amounts from the long term fixed account if the fixed account allocations are depleted.

Loan requests and loan repayments received in good order (with instructions sufficient to permit processing) before close of the New York Stock Exchange on any day it is open for business will generally be processed and valued as described in the prospectus the same day. Loan requests received in good order after close of the New York Stock Exchange or on a non-business day will generally be processed and valued the next business day. Interest credited is automatically applied to Sub-accounts according to the allocation instructions in effect at the time it becomes payable. The processing and valuation of loan amounts, repayments, and interest credited attributable to the variable Sub-Accounts may be postponed, however, when: the New York Stock Exchange is closed; the SEC restricts trading or declares an emergency; the SEC permits us to defer it for the protection of our Policy owners.

If any part of a loan was taken from the fixed investment option(s), any loan repayments received will first be applied to the applicable fixed investment option(s) until the portion of the loan attributable to the fixed investment option is repaid. Then loan repayments will be applied to variable Sub-Accounts from which the loan was taken.

Pursuant to state insurance law, Nationwide may delay payment of any loan attributable to the fixed investment options for the period permitted by law up to six months from the date the loan request is received.

Administrative procedures are in place to ensure loan requests and repayments are appropriately dated. All written correspondence is date and time stamped upon receipt to identify the appropriate processing date. Requests are monitored for good order requirements. Such procedures include, notifying the Policy owner, and when appropriate the registered representative, of applicable steps necessary to resolve any issue and permit completion or correction of the surrender instructions.

If not repaid, the Policy debt will reduce the amount of death proceeds paid upon the death of the insured, the amount of proceeds paid on the Maturity Date, or the Cash Surrender Value paid upon surrender.

A loan may affect the length of time the Policy remains In Force. The Policy will enter a grace period when the Cash Surrender Value minus Indebtedness is insufficient to cover the monthly deduction against the Policy’s Cash Value on any monthly anniversary date. The Policy will lapse if the minimum payment required is not made during the grace period. Moreover, the Policy may enter the grace period more quickly when a loan is outstanding, because the loaned amount is not available to cover monthly deductions.

[1]

Close of business for the New York Stock Exchange (NYSE) is generally 4:00 p.m. Eastern Standard Time. The NYSE may close earlier than 4:00 p.m. on days before holidays or pursuant to rules and regulations of the Securities and Exchange Commission. Such earlier time shall serve as the cutoff time for purposes of determining the premium payment processing cutoff time.

[2]

Transfers pursuant to the Right of Conversion will become effective on the monthly anniversary date (each the same day as the Policy Date in each succeeding month) on or next following the date the request is received in good order. For variable Sub-Account valuation purposes, the request will be treated as if received on that monthly anniversary date.

[3]	New York Regulation 60 (11 NYCRR § 51.6(d)) requires, in pertinent part:

“During this [sixty day] period, an insurer whose policy or contract has been replaced shall reinstate or restore, without underwriting or a new contestable or suicide period, such policy or contract as of the date of replacement, upon receipt by the insurer whose policy or contract has been replaced of: (1) written Proof that the replacement policy or contract has been canceled, including the date of cancellation; (2) any funds, previously released under such replaced policy or contract; and (3) any premium or consideration due on the original policy or contract which shall be calculated from the paid-to-date. The insurer whose policy or contract has been replaced shall reinstate or restore the original policy or contract to its former status to the extent possible and in accordance with its published reinstatement rules to the extent such rules are not inconsistent with the provisions of this Part. [bolding and italics added]